UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                 June                                    , 2003
                ----------------------------------------------------------------

                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                        Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F      [X]              Form 40-F   [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes    [ ]                     No    [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the First Quarter 2003 Report to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated May 26, 2003.

                          KNIGHTSBRIDGE TANKERS LIMITED


                               FIRST QUARTER 2003
                             REPORT TO SHAREHOLDERS

                                                           Bermuda, May 26, 2003

To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the first quarter of 2003. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2003.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel, the spot market related rate totaled $61,613 per day for the period January 1 through March 31, 2003. (The corresponding spot market related rate for the period January 1 through March 31, 2002 was determined to be $16,327).

Accordingly, on April 15, 2003, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate in the aggregate amount of $9,931,050 plus Additional Hire of $13,069,800 for the period January 1 through March 31, 2003. (For the period January 1 through March 31, 2002, Shell International paid charter hire at the Base Rate of $9,931,050).

On April 15, 2003, the Board of Directors of the Company declared a distribution to shareholders of record as of April 25, 2003, payable on or about May 8, 2003, in the amount of $1.19 per share for the period January 1 through March 31, 2003. (For the period January 1 through March 31, 2002, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2004, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2003.

Please visit our website at www.knightsbridgetankers.com. We are pleased to answer any inquiries that shareholders may have. Our investor relations contacts are: Ola Lorentzon in Oslo, Norway (Tel: 47 23 11 40 00, Fax: 47 23 11 40 44) and Kate Blankenship in Hamilton, Bermuda (Tel: 441 295-0182, Fax: 441 295-3494). The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF".


Very truly yours,

Ola Lorentzon
Chairman

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. This term expires in February 2004. In the event, that Shell International intends to exercise the option to extend the charter period, it is required to notify Knightsbridge by the end of June 2003.

Under the current charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.


Results of Operations - Three Months Ended March 31, 2003
---------------------------------------------------------

Revenues
The Company's revenues consisted of charter hire of $23.0 million for the three months ending March 31, 2003 compared with $9.9 million for the first three months of 2002. This increase is due to the fact that additional hire in the amount of $13.1 million was paid in the first three months of 2003 while no additional was paid in the first three months of 2002.

Operating Expenses
The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense
Interest income of $5,878 was earned during the first three months of 2003 compared with $7,998 in the comparable period of 2002, a decrease due to decreased cash balances and lower interest rates during the first three months 2003.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at approximately 7.14 %, which resulted in interest expenses of $2,217,738 for the first three months of 2003.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. As the interest rate swap is designated as part of a hedge transaction, changes in the fair value are recorded each period in other comprehensive income. At March 31, 2003 the interest rate swap had a negative value of $10,630,528. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources
Total shareholders' equity of the Company at March 31, 2003 was $218.0 million compared to $208.6 million at December 31, 2002. The increase was due to net income of $16.1 million for the period January 1 through March 31, 2003 less distribution to shareholders for the first three months of 2003 in the aggregate amount of $7.7 million and the recording of the $1 million movement in the fair value of the swap in other comprehensive income/loss.

The Company's long-term debt as of March 31, 2003 and 2002, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures in August 2004. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates
The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

                                          KNIGHTSBRIDGE TANKERS LIMITED
                                          CONSOLIDATED BALANCE SHEETS
                                               (in U.S. Dollars)

ASSETS

Current assets                                               March 31, 2003              Dec 31, 2002
--------------                                               --------------              ------------
                                                                (Unaudited)
Cash                                                                 77,864                   226,215
Charter hire receivable                                          23,045,850                10,151,740
Prepaid expenses                                                    157,649                    16,384
                                                         ------------------         -----------------

Total current assets                                             23,281,363                10,394,339

Vessels under capital lease, net                                333,602,837               337,001,052
Capitalized financing fees and expenses, net                        336,452                   429,338
                                                         ------------------         -----------------

TOTAL ASSETS                                                    356,220,652               347,824,729
                                                         ==================         =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities


Accrued expenses and other current liabilities                    2,165,843                 2,197,824
                                                         ------------------         -----------------

Total current liabilities                                         2,165,843                 2,197,824

Credit facility                                                 125,397,399               125,397,399
Interest rate swap agreement at fair value                       10,630,528                11,590,392

Shareholders' equity

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                               171,000                   171,000
Contributed capital surplus account                             228,486,410               220,058,506
Retained earnings                                                         -                         -
Accumulated other comprehensive income                          (10,630,528)              (11,590,392)
                                                         ------------------         -----------------

Total shareholders' equity                                      218,026,882               208,639,114
                                                         -------------------        -----------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                            356,220,652               347,824,729
                                                         ==================         =================



                                            KNIGHTSBRIDGE TANKERS LIMITED
                                    CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                                  (in U.S. Dollars)
                                                             Jan 1, 2003                   Jan 1, 2002
                                                         to Mar 31, 2003               to Mar 31, 2002
                                                        ----------------               ---------------
Charter hire revenue                                      23,045,850                       9,931,050

Operating expenses:
Depreciation of vessels under capital leases                   4,398,215                     4,398,215
Management fee                                                   187,500                       187,500
Administration expenses                                           20,156                        13,209
                                                        ----------------               ---------------

                                                               4,605,871                     4,598,294

Net operating income                                          18,439,979                     5,332,126


Interest income                                                    5,878                         7,998
Interest expense                                              (2,217,738)                   (2,189,918)
Other financial costs                                           (105,215)                     (105,078)
                                                        ----------------               ---------------
                                                              (2,317,075)                   (2,286,995)

Net income                                                    16,122,904                     3,045,131
                                                        ================               ===============



                                          KNIGHTSBRIDGE TANKERS LIMITED
                                  CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                                                (in U.S. Dollars)
                                                             Jan 1, 2003                   Jan 1, 2002
                                                         to Mar 31, 2003               to Mar 31, 2002
                                                        ----------------               ---------------
Net income                                                    16,122,904                     3,045,131

Other comprehensive loss
Gain/(loss) on derivative cash flow hedging instrument           959,864                    (8,035,673)
                                                        ----------------               ---------------

Comprehensive income                                          17,082,768                    (4,990,542)
                                                        ================               ===============


                                          KNIGHTSBRIDGE TANKERS LIMITED
                               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                               (in U.S. Dollars)
                                                             Jan 1, 2003                   Jan 1, 2002
                                                         to Mar 31, 2003               to Mar 31, 2002
                                                         ---------------               ---------------
Cash flows from operating activities

Net income                                                    16,122,904                     3,045,131

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                                   4,398,215                     4,398,215
Amortization of capitalized fees and expenses                     92,886                        92,886

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses                 (13,035,375)                      504,399
Accrued expenses and other current liabilities                   (31,981)                      (65,434)
                                                        -----------------              ----------------

Net cash provided by operating activities                      7,546,649                     7,975,197


Cash flows from financing activities

Distribution to shareholders                                  (7,695,000)                   (7,866,000)
                                                        ----------------               ---------------

Net cash used in financing activities                         (7,695,000)                   (7,866,000)


Net increase (decrease) in cash and cash equivalents            (148,351)                      109,197
Cash and cash equivalents at beginning of period                 226,215                       278,268
                                                        ----------------               ---------------

Cash and cash equivalents at end of period                        77,864                       387,465
                                                        ================               ===============



                                                 KNIGHTSBRIDGE TANKERS LIMITED
                                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                                     (in U.S. Dollars)
                                                                                  Accumulated
                                        Contributed                                    Other
                            Share     capital surplus            Retained       Comprehensive
                          Capital             Account            Earnings              Income              Total
Balance at
December 31, 2001         171,000         238,458,720                   -          (9,552,504)       229,077,216

Net income                      -                   -          12,550,786                   -         12,550,786

Other comprehensive
loss                                                                               (2,037,888)        (2,037,888)
Distribution
to shareholders                 -         (18,400,214)        (12,550,786)                  -        (30,951,000)
----------------------------------------------------------------------------------------------------------------

Balance at
December 31, 2002         171,000         220,058,506                   -         (11,590,392)       208,639,114

Net income                      -                   -          16,122,904                   -         16,122,904

Other comprehensive
gain                                                                                  959,864            959,864
Distribution
to shareholders                  -          -               (7,695,000)                     -         (7,695,000)
---------------------------------------------------------------------------------------------------------------------------

Balance at
March 31, 2003            171,000         220,058,506           8,427,904         (10,630,528)       218,026,882


==================================================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  Knightsbridge Tankers Limited
                                                  -----------------------------
                                                          (Registrant)




Date    June 9, 2003                        By       /s/ Kate Blankenship
      --------------                               ----------------------------
                                                          Kate Blankenship
                                                            Secretary
#409605